EXHIBIT 99.4
FOR IMMEDIATE RELEASE

Contact:
Michael Hoover
Chief Executive Officer
ProxyMed, Inc.
(954) 473-1001, ext. 300

      PROXYMED, INC. APPOINTS MICHAEL K. HOOVER AS CHIEF EXECUTIVE OFFICER
                            AND CHAIRMAN OF THE BOARD


         Ft Lauderdale, FL. August 15, 2000 - ProxyMed, Inc. (Nasdaq: PILL), a leading provider of eHealth physician solutions and business-to-business healthcare transaction services, today announced that effective today, Michael
K. Hoover has joined the Company as chief executive officer. Hoover, who is former president of Healtheon Corporation, also will serve as the company's chairman of the board. Harold Blue the interim CEO and Chairman will become Vice Chairman.

         "I am extremely pleased that Mike has accepted the position. We searched for months and had many candidates, but no one had Mike's knowledge and industry relationships in our two largest business segments, payers and medical laboratories. Additionally, Mike gained tremendous internet and web technology experience that is unsurpassed while he was president of Healtheon/WebMD. He is uniquely qualified to move ProxyMed aggressively forward. Our board of directors and myself could not be more pleased with the results of our search," said Harold S. Blue, vice-chairman of ProxyMed, Inc.

         Michael Hoover, age 44, served as president and director of Healtheon Corporation (Nasdaq:HLTH) after Healtheon acquired ActaMed Corporation, an e-health information systems and transaction company similar to ProxyMed, in May 1998. Mr. Hoover co-founded ActaMed in

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May 1992 and served as its president from its inception to May 1998, and as its president and chief executive officer from December 1995 to May 1998. From 1989 to 1992, Mr. Hoover served as the executive director of Financial Services of the MicroBit division of First Financial Management Corporation. Prior to that, he founded FormMaker Software Corporation, a producer of electronic forms automation systems, and served as its chief executive officer from 1982 to 1988.

         "I am tremendously excited about this new and challenging eHealth opportunity and look forward to working again with my friends throughout the Healthcare industry," commented Hoover. "I had known ProxyMed for many years as a respected competitor and since taking some time off, have been searching the marketplace for the right opportunity. I concluded that ProxyMed, with its existing connectivity, physician focus, and newly launched proxyMed.com portal, stands out as a true contender for rapid growth in this burgeoning and dynamic industry. Harold and the entire ProxyMed team have strategically positioned the Company and built a solid foundation for me to contribute my expertise to building greater shareholder value."

About ProxyMed, Inc.

ProxyMed, Inc. is among the nation's largest and most experienced eHealth companies, supplying eSolutions to physicians and business-to-business healthcare electronic commerce services to healthcare information systems providers. The Company's desktop software and its proxyMed.com web site allow physicians to exchange clinical and financial messages with insurance companies, labs, pharmacies, suppliers, and patients in an efficient and secure manner - simplifying financial, administrative, and clinical processes and resulting in more cost-effective healthcare management and increased quality of patient care.

This press release contains forward-looking statements that reflect the Company's current expectations regarding future events. While these statements reflect the Company's best current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, but not limited to ProxyMed's ability to abide by the assumptions, beliefs and opinions relating to ProxyMed's growth strategy based upon ProxyMed's interpretation and analysis of healthcare industry trends and management's ability to successfully develop, market, sell and implement its e-commerce solutions, clinical and financial e-transaction services and software applications to physicians, pharmacies, laboratories, and payers. These factors and other risk factors are more fully discussed in the Company's filings with the Securities and Exchange Commission. ProxyMed expressly disclaims any intent or obligation to update any forward-looking statements.

More information on ProxyMed is available on its home page at www.proxymed.com.